Alcoa and subsidiaries	EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the six months ended June 30, 2003

(in millions, except ratio)

Six months ended June 30	2003
Earnings:
Income from continuing operations before taxes on income	$771
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(84)
Fixed charges	187
Distributed income of less than 50%-owned persons	6
Amortization of capitalized interest	9

Total earnings	$889

Fixed Charges:
Interest expense:
Consolidated	$169
Proportionate share of 50%-owned persons	2

171

Amount representative of the interest factor in rents:
Consolidated	15
Proportionate share of 50%-owned persons	1

16

Fixed charges added to earnings	187

Interest capitalized:
Consolidated	9
Proportionate share of 50%-owned persons	—

9

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$196

Ratio of earnings to fixed charges	4.5

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